May 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dillon Hagius
Irene Paik
Christie Wong
Vanessa Robertson

Re:	Vera Therapeutics, Inc.
Registration Statement on Form S-1
Registration No. 333-255492

Acceleration Request
Requested Date: May 13, 2021
Requested Time: 4:30 PM, Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Jefferies LLC, Cowen and Company, LLC and Evercore Group L.L.C., as representatives of the several underwriters, hereby join Vera Therapeutics, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1, as amended (File No. 333-255492) (the “Registration Statement”) to become effective on May 13, 2021, at 4:30 PM, Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

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Very truly yours,

Jefferies LLC

By:	/s/ Michael Brinkman

Name:	Michael Brinkman
Title:	Managing Director

Cowen and Company, LLC

By:	/s/ Bill Follis

Name:	Bill Follis
Title:	Managing Director

Evercore Group L.L.C.

By:	/s/ Ed Baxter

Name:	Ed Baxter
Title:	Senior Managing Director

cc:	Jonathan Wolter, Vera Therapeutics, Inc.
Heidi Mayon, Goodwin Procter LLP
Jesse Nevarez, Goodwin Procter LLP
Jodie Bourdet, Cooley LLP
Carlton Fleming, Cooley LLP

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